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Our Mission is to Prevent Deadly Adverse Drug Reactions

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PHARMD | LIVE
Telehealth solutions to optimize care, minimize costs and improve patient outcomes

pharmdlive.com Washington DC

Technology Healthcare Minority Owned Social Impact Female Founder

LEAD INVESTOR



Ellery P Plowman Founder, elleco

As our population ages and healthcare becomes increasingly reliant on tech & data, PharmD Live provides a solution that saves lives, prevents adverse effects and improves quality of life. This unique company is led by a vision of helping patients with chronic conditions or on a number of medications monitor the access, effectiveness, dosage and side effects through the guidance of a pharmacist to have better outcomes to their medicinal regiment. PharmD Live is an extension of and additional resource in prescribed care plans that provides real time data to busiest physicians and specialists on where there patients stand in their treatment. Through my initial work with this organization and evaluation of the healthcare industry, it is clear PharmD Live is necessary for a brighter future of better lives.

Invested $1,500 this round

Learn about Lead Investors

OVERVIEW DETAILS UPDATES 7 WHAT PEOPLE SAY 63 ASK A QUESTION 1

Highlights

1. Each year, over 100,000 adults die from Adverse Drug Reactions, the 4th leading cause of death.
2. Our ready-to-market solution with high growth potential will change that.
3. $40B in Medicare funding approved to pay for this service - of which only 1.5% was accessed in 2019.
4. The COVID-19 pandemic has proven Telehealth solutions to be the future of healthcare delivery.
5. Patent-pending technology platform for predictive medication side-effect profiling.
6. Our CCM service provides physicians with revenue opportunities and increased CMS incentive payouts .
7. Strong, entrepreneurial leadership team with more than 200 years combined of healthcare experience.
8. We partner with medical practices to provide turnkey telehealth service to patients.

Our Team



Cynthia Chioma NWAUBANI Chief Executive Officer

Board-Certified Geriatric Pharmacist. Strategic and analytical thinker, strong aptitude for problem-solving. Expert in medication management and chronic care solutions for multiple practices. Expert in value-based population health management

> Our Founder is a Geriatric Pharmacist who witnessed countless numbers of preventable medication-related problems, including death, especially in elderly patients with multiple chronic conditions. When Medicare began funding CCM in 2015 , she was inspired to create a solution built around the training and experience of Pharmacists.



Trang Flores Interim COO and CTO

Grew multiple startups nationally and successful exits with four joint venture health system partnerships with Ascension Health, Tenet Healthcare, Vanguard Health Systems, and SCL Health. Epic Certified . Nominated for Becker's CIO of the Year.

The Story of PharmD Live



The American Healthcare Crisis
3 in 4 elderly patients take several medications prescribed by different doctors
50 million Adverse Drug Events (ADEs) yearly, the 4th leading cause of deaths, 100K/year
Patients on 7+ medications have an 82% risk of experiencing an ADE
$300 billion/yr due to medication non-adherence
Cost of chronic diseases are projected to exceed $4.8 trillion by 2023.
Sources: FDA, CDC, NIH
Chronic diseases



Here's What's Driving These Numbers
A 73-year-old Medicare patient is being treated for three chronic conditions: diabetes, hypertension, and kidney disease.
She sees a primary care doctor and multiple specialists, who each prescribe medications that may have side effects.
Taking 7 medications a day, there is an increased chance of missed medications, accidental double dosages, and she is at an 82% risk for an Adverse Drug Event.
Personalized care coordination is needed, which is lacking and confusing in today's healthcare system.



Fragmented & Inefficient Healthcare System
A fragmented healthcare system has resulted in patient anxiety, medication errors, and non-compliance causing unnecessary increased hospitalizations and emergency visits.
EMERGENCY



PharmD Live Solutions
Chronic Care Management
Remote Patient Monitoring


PharmD Live Differentiators
Remote Patient Monitoring
Patient Risk Assessment & Stratification
Chronic Care Management
20% High Risk
Multiples disease states & medications
50% Rising Risk
Multiples risk factors & chronic conditions
30% Low Risk
Stable patients
Medication Risk Management
+
Interactive Patient Engagement
+
Care Coordination
Patient outcome
Personalized Care Plan
Personalized Medication Regimen
Pharmacist Care Delivery
Personalized Medicine
Available 24x7


PharmD Live Technology
Advanced Predictive Analytics
Identify high-risk patients and enable customized and targeted interventions
• Risk stratification and scoring
• Personalized interventions
Business Intelligence Reporting
Mining telehealth data for population health and patient care insights
• Cost savings
• Quality metrics
• Custom reports
Data-Driven Patient Insight
Deep analytics to direct population health and manage healthcare business operations
• AI and machine learning
• IBM Watson integration
• Wearable tech
Seamless EHR Integration
Secure connection with physician's existing electronic health record system
• HL7
• Bi-directional data stream
HIPAA Security & Compliance
Ensuring patients' personal health information is safe and secure
• Data encryption
• Two-factor authentication
• HITRUST certification
HIPAA


Benefits to Patients
• Access to personal pharmacist 24/7/365
• Decreased medication related problems
• Improved disease self-management
• Reduced healthcare cost
• Decreased hospitalizations, ER visits and readmissions
• Better quality of life
Benefits to Physician Organizations
• Alleviates physician workload and burnout
• Additional revenue stream (direct and indirect)
• Improves 88 MIPS/APMS quality measures
• Access to pharmacist 24/7/365
• Actionable clinical intelligence
• Improve patient satisfaction and loyalty
MIPS Measures Impacted
Quality 55
Improvement Activities 27
Promoting Interoperability 5
Cost 1


PharmD Live is Poised for Future Growth
Medicare
An aging population: the "Silver Tsunami"
80 million seniors will be eligible for Medicare in the next 10 years, and the elderly are the most vulnerable to adverse drug effects
The escalation of chronic conditions
Medications are the cornerstone of chronic disease management and approximately 50% of American adults have at least one chronic condition
Pressures on our healthcare system
High incidents of medication-related problems lead to treatment failures, unnecessary hospitalizations, and rising healthcare costs
Growth of telehealth services
The demand for telehealth solutions such as PharmD Live is expected to grow from $3 billion to $250 billion


Business Model
Physician Practices
Hospital Systems
$1000 PPY
Accountable Care Organizations
Payers




Traction & Trajectory
Texas Tech University Health Sciences Center
Bangor Internal Medicine Associates
- Contract Negotiations 30,000 patients (30-60 days)
- 2 SOWs & Proposals
86,000 patients - 2021
600,000 patients within 5 years, operating in all 50 states


ROI with PharmD Live
10x
Potential for more than 10x return on investment (based on our Year 5 EBITDA estimate)
Growing to 600,000 patients and $84.4 million in revenue by end of Year 5
PharmD Live is poised to sign service contracts and can be generating revenue prior to year-end 2020


History & Five Year Goal
2018
PharmD Live LLC, Prototype Completed
3 employees
2020
CCM App; Market Traction
34 employees
2022
Achieve $10 M Funding
86,000 patients
120 employees
2024
Innovation/Deploy Additional Modules
407,000 patients
558 employees
2017
Concept & Initial Solution Development
1 employee
2019
PharmD Live Corp; Formal Patent; CCM App & Market Plan
10 employees
2021
Customer Acquisition; Turnkey CCM & RPM $1 M in seed round
8,000 patients
60 employees
2023
Scale Nationally
227,000 patients
310 employees
2025
IPO/ Investment Return
600,000 patients
890 employees
We are here!


Leadership Team...
Dr. Cynthia Nwaubani
CEO & Founder
Trang Flores
CTO & Interim COO
Renato Ramos
VP of Sales
Charles "Chuck" Everett
VP of Business Development
Dr. Sapna Ravula
VP of Population Health & Innovation
Dr. Marshall Eidenberg
Medical Director
Dr. Richard Korecky
Director of Clinical Pharmacy
Joseph Gargano
Sr. Director of Marketing & Communications


PHARMD LIVE


Thank You!
cnwaubani@pharmdlive.com
908-803-3311


WeFunder - CEO_Founder_Video
from PharmD Live
PHARMD LIVE®
02:45
vimeo


WeFunder Presentation
from PharmD Live
Transforming Telehealth Together
03:30
vimeo

Downloads

PDL Wefunder 8.26.2020.pdf